Mail Stop 4561

September 17, 2009

David Cho, CEO
Restaurant Concepts of America, Inc.
11301 Lakeline Boulevard
Austin, TX 78717

> **Re: Restaurant Concepts of America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 4, 2009**
> **File No. 333-160517**

Dear Mr. Cho:

We have reviewed the above-captioned filing and your response letter, and have the following comment.

Executive and Director Compensation, page 16

1.   Please add executive and director compensation disclosure for the fiscal year ended August 31, 2009, your last completed fiscal year. See Item 402(n)(1) of Regulation S-K and Question 217.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Ensure that you discuss any material changes in compensation policies and payments/awards between 2008 and 2009.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

David Cho
Restaurant Concepts of America, Inc.
September 17, 2009
Page 2

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (713) 524-4122
        John S. Gillies, Esq.
        The Loev Law Firm, PC